Exhibit 99.1

ReneSola Announces Second Quarter 2018 Results

SHANGHAI, September 6, 2018 /PRNewswire/ -- ReneSola Ltd ("ReneSola" or the "Company") (www.renesolapower.com) (NYSE: SOL), a leading solar project developer and operator, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Mr. Xianshou Li, ReneSola's Chief Executive Officer, commented, “We are quite satisfied with our second quarter performance. Revenue was at the high end of our expectations, and we meaningfully improved our operating margin. Second quarter gross profit and operating income were identical to the first quarter. These results demonstrate our steadily improving earnings power, as we continue to scale up the new business model we initiated last year.”

Li continued, “In August, we announced a very important development, the potential sale of our operating DG assets in China to Brookfield. Should we reach a deal during the 60 day exclusivity period, this sale will provide substantial capital for us to recycle back into the growth of our business. We remain optimistic about our opportunities around the world, and look forward to funding the continued growth of our 1.5 GW pipeline.”

Second Quarter 2018 Highlights

	Q2 2018 ($ millions)	Q1 2018 ($ millions)	Q/Q Change
Revenue	$27.8	$44.8	-38%
Gross Profit	$8.2	$8.4	-2%
Operating Income	$5.9	$5.9	0%
EBITDA	$5.2	$9.0	-43%
Income before Income Tax and Noncontrolling interests	$0.4	$5.4	-92%
Net Income	$0.4	$5.4	-92%

•	Revenue was $27.8 million, toward the high end of the guidance range of $20 to $30 million;
•	Gross margin was 30%, compared to 19% in Q1 2018;
•	Income before income tax and noncontrolling interests was $0.4 million, compared to $5.4 million in Q1 2018 and $0.8 million in Q2 2017;
•	Key constituents of revenue:
o	$10.1 million from the Project Development business, mainly from sales of utility solar projects in North Carolina, United States;
o	$7.6 million from EPC services for 8.4 MW of distribued generation projects in China
o	$9.9 million from the sale of electricity
•	Installed 13.1 MW of rooftop projects in China and 14.0 MW of projects in Poland;
•	Solar power project pipeline of approximately 1.51 GW, of which 670.2 MW is late-stage.

Second Quarter 2018 Financial Results

Revenue was $27.8 million, compared to $44.8 million in Q1 2018 and $1.6 million in Q2 2017.

Revenue from the Project Development business was $10.1 million, due mainly to sales of 6.7 MW of utility-scale projects in North Carolina, United States.

Revenue from the EPC business was $7.6 million due to EPC services for 8.4 MW of distribued generation projects in China.

Revenue from the sale of electricity was $9.9 million. The Company generated 63.3 Million Kwh of electricity from its operating DG projects in China.

Gross profit was $8.2 million, compared to a gross profit of $8.4 million in Q1 2018 and $1.1 million in Q2 2017. Gross margin was 30%, compared to 19% in Q1 2018, mainly due to a greater mix of electricity sales due to the seasonality of solar irradiation.

Operating expenses were $2.3 million, slightly down from $2.5 million in Q1 2018 and up from $1.9 million in Q2 2017. Sales and marketing expenses were $0.2 million, slightly up from $0.1 million in Q1 2018. General and administrative expenses were $2.7 million, slightly up from $2.4 million in Q1 2018.

Operating income was $5.9 million, same as to operating income in Q1 2018 and compared to an operating loss of $0.7 million in Q2 2017.

Total non-operating expenses of $5.5 million included interest expenses of $2.6 million and foreign exchange loss of $2.9 million, mainly driven by the depreciation of EUR,GBP and PLN against USD.

Income before income tax and noncontrolling interests was $0.4 million, compared to an income of $5.4 million in Q1 2018 and a loss of $0.8 million in Q2 2017.

Net income was $0.4 million, compared to an income of $5.4 million in Q1 2018 and $0.8 million in Q2 2017.

Financial Position

The Company had cash and equivalents of $24.8 million as of June 30, 2018, compared to $10.9 million as of March 31, 2018. Long-term borrowings were $72.7 million as of June 30, 2018, compared to $32.7 million as of March 31, 2018, due mainly to loans for renewed construction in Poland. The loan term and size for Polish projects was extended during the quarter. Long-term failed sale-lease back and capital lease liabilities, associated with the financial leasing payables for rooftop projects in China, were $85.0 million as of June 30, 2018, compared to $78.2 million as of March 31, 2018. The increase was mainly due to the corresponding growth of the Company's DG operating assets.

Recent Business Updates

•	On September 5, the Company held its annual general meeting in Shanghai, and approved the following: the consolidated financial statements of the Company for the year ended December 31, 2017, together with the reports of the auditors; the re-election of Mr. Martin Bloom as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company’s articles of association. The Company’s shareholders denied the proposed resolution of the re-appointment of PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company until the conclusion of the next annual general meeting.

•	On August 30, 2018, the Company announced that in Budapest it closed on long-term project financing with K&H Bank, one of Hungary's largest banking and financial services firms, to develop an approximately 8 MW KAT-licensed solar project in Hungary. The 8 MW projects are expected to be grid-connected by October, 2018. ReneSola has two more KAT-licensed project portfolios seeking project financing from K&H Bank.

•	On August 21, 2018, the Company appointed Grant Thornton as its independent registered public accounting firm. Grant Thornton replaces PricewaterhouseCoopers Zhong Tian LLP ("PwC"). The appointment of Grant Thornton was approved by the Board of Directors and its Audit Committee after an extensive evaluation process.

•	On July 31, 2018, ReneSola announced an exclusive negotiating agreement to sell its operating distributed generation assets in China, which have a total capacity of 207 MW. The potential buyer is an affiliate of Brookfield Asset Management. The exclusivity period is 60 days from the date of signing.

Operating Assets and Completed Projects for Sale

The Company continues to pursue opportunities in small-scale projects in diversified regions and believes its strategy can capitalize on trends in solar energy development. ReneSola currently owns over 226.5 MW of operating rooftop projects, which are concentrated in a handful of eastern provinces of China with attractive development environments. As of June 30, 2018, the Company had over 134.0 MW of rooftop projects under construction.

Operating Assets	Capacity (MW)
China DG	206.8
- Zhejiang& Shanghai	74.5
- Jiangsu	13.9
- Henan	62.4
- Anhui	31.5
- Hebei	17.1
- Shandong	7.4
Romania	15.4
United Kingdom	4.3
Total	226.5

As of June 30, 2018, the Company had 24.4 MW of completed projects, which are currently for sale.

Completed Projects for Sale	Capacity (MW)
Poland	14.0
Turkey	10.4
Total	24.4

Project Pipeline

As of June 30, 2018, the Company had a project pipeline of over 1.51 GW, of which 670.2 MW are late-stage. 134.0 MW of the late-stage projects are under construction. Late-stage projects include (i) projects with the legal right to develop based on definitive agreements, including the projects held by project SPVs or joint-ventured project SPVs where control can be purchased by the Company once the late stage is reached, and (ii) projects for which a PPA or FiT has been arranged.

The following table sets forth the Company's late-stage project pipeline by location:

Project Location	Late-stage (MW)	Under Construction (MW)
USA	285.5	24.0
Canada	7.6	7.6
Poland	41.0	41.0
Hungary	42.6	42.6
France	73.7	--
Spain	162.0	--
India	30.0	--
South Korea	9.0	--
China DG	18.8	18.8
Total	670.2	134.0

China

China: Late-stage Pipeline	Capacity (MW)	Business Model
-Zhejiang & Shanghai	10.2	IPP
-Jiangsu	4.3	IPP
-Fujian	4.3	IPP
China DG	18.8

United States

In the U.S, the Company has a late-stage pipeline of 285.6 MW, 24.0 MW of which is under construction and are expected to be connected to the grid in the fourth quarter of 2018.

US: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
RP-NC	NC	24.0	Utility	Construction	2018	Project Development
Utah	UT	10.7	Self-consumption / DG	Development	2018	Project Development
RP-MN	MN	37.5	Community Solar	Development	2018	Project Development
MN-VOS	MN	11.2	Community Solar	Development	2019	Project Development
New York	NY	20.6	Community Solar	Development	2019	Project Development
RP-CA	CA	16.5	Utility	Development	2019	Project Development
Florida	FL	100.0	To be decided	Development	2019	Project Development
Alpine	TX	65.0	To be decided	Development	2019	Project Development
Total		285.5

Canada

In Canada, the Company has a late-stage pipeline of 7.6 MW projects, all under construction and expected to be connected to the grid by the end of 2018. All 7.6 MW of projects are eligible for Canada's FiT3 Scheme.

Canada: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
FiT3	Ontario	7.6	DG	Construction	2018	Project Development
Total		7.6

Poland

In Poland, the Company has a late-stage pipeline of 41.0 MW, which are all under construction and expected to connect to the grid in the second half of 2018.

Poland: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Auction 2017 Jun	Poland	41.0	DG	Development	2018	Project Development
Total		41.0

Hungary

In Hungary, the Company grew its late-stage pipeline to 71 "Micro PPs" projects with a total capacity of 42.6 MW. All are under construction and are expected to be connected to the grid in the second half of 2018.

Hungary: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Portfolio of “Micro PPs”, 0.5 MW each	Hungary	42.6	DG	Construction	2018	Project Development
Total		42.6

France

In France, the Company formed a strategic partnership with Green City Energy to jointly develop four solar parks with a total installed capacity of 69.0 MW. Additionally, the Company was awarded 16 solar projects in France with a combined capacity of 4.65 MW.

France: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
SOLARPARK	France	69.0	Utility	Development	2019	Project Development
SPV2	France	4.7	DG	Development	2019	Project Development
Total		73.7

Other Geographies

In India, the Company has a pipeline of 30.0 MW, which are self-consumption distributed generation projects with top-rated commercial and industrial off-takers. In Spain, the Company has a late-stage pipeline of 162.0 MW of private PPA projects. In South Korea, the Company has secured a pipeline of 9.0 MW.

Other Geographies: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Spain PPA	Spain	162.0	Utility	Development	2019	Project Development
India C&I	India	30.0	DG	Development	2018/2019	Project Development
South Korea	South Korea	9.0	Utility	Development	2019	Project Development
Total		201.0

Outlook

For the third quarter of 2018, the Company's project business is expected to generate revenue in the range of $15 to $20 million and overall gross margin in the range of 35% to 40%. During the third quarter of 2018, the Company expects to monetize 13 MW of projects.

For 2018, the Company expects to generate revenue in the range of $130 to $140 million with overall gross margin in the range of 20 to 25%. The Company intends to monetize 250 MW to 300 MW projects.

Adoption of New Accounting Policy

Effective from January 1, 2018, ReneSola adopted the new revenue recognition policy, ASC 606 — Revenue from Contracts with Customers, using the modified retrospective method in accordance with US GAAP (“ASC 606”). As a result of adopting ASC 606, the Company recognized the cumulative effect of initially applying the revenue standard as an increase of approximately USD 0.87 million to the opening balances of retained earnings in the first quarter of 2018. There is no adjustment in the second quarter of 2018

Conference Call Information

ReneSola's management will host an earnings conference call on September 6, 2018 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. China Standard Time).

Dial-in details for the earnings conference call are as follows:

	Phone Number	Toll-Free Number
United States	+1 (845) 675-0437	+1 (866) 519-4004
Hong Kong	+852 30186771	+852 (800) 906601
China	+86 (800) 819-0121 +86 (400) 620-8038
Other International	+65 6713-5090

The call passcode is 8561109.

The Company requests listeners to dial in ten minutes before the scheduled start time, in order to avoid delays in registering.

A replay of the conference call may be accessed by phone at the following numbers until September 15, 2018. To access the replay, please again reference the conference passcode 1739389.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 3051-2780	+852 (800) 963117
Mainland China	+86 (800) 870-0206 +86 (400) 602-2065
Other International	+61 (2) 8199-0299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesolapower.com.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer and operator. Leveraging its global presence and solid experience in the industry, ReneSola is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company’s continuing operations and you may not be able to compare such information with the Company’s past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Mr. Johnny Pan

+86 (21) 6280-9180 x131

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com